Exhibit 99.1

First Phosphate Announces Investor Outreach Engagements

Saguenay, Québec – Nov 22, 2024 – First Phosphate Corp. (“First Phosphate” or the “Company”) (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is pleased to announce that that it has engaged Capital Analytica (“Capita Analytical”) to provide investor relations and communications services to the Company.  The services will include continuing social media consultation regarding engagement and enhancement, social sentiment reporting, social engagement reporting, discussion forum monitoring and reporting, corporate video dissemination, and investor relations services. The term of the agreement with Capital Analytica is for a period of six months beginning November 20, 2024.  Capital Analytica is based in British Columbia and can be reached at 778-872-4551.  The cash compensation for the engagement is CAD $120,000.

The Company has also entered into a marketing agreement with OGIB Corporate Bulletin Ltd.   (“OGIB”) for a six-month period commencing November 20, 2024. OGIB is a company headquartered in British Columbia, Canada and can be reached at  888-558-4588.    The total cash consideration for the engagement is CAD $40,000.

Capital Analytica and OGIB and its principals are arm’s length to the Company and, as of the date hereof, to the Company’s knowledge Capital Analytica and OGIB do not own any securities of the Company nor any warrants or options to purchase securities of the Company. Capital Analytica and OGIB and the Company are unrelated and unaffiliated entities.

For additional information, please contact:

Bennett Kurtz, CFO & CAO

bennett@firstphosphate.com

Tel:  +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things, the Company’s planned exploration and production activities, the properties and composition of any extracted phosphate, the Company’s plans for vertical integration into North American supply chains, and the provision of services as contracted between the parties.

 These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, including, without limitation, expectations of the Company’s long term business outcomes given its short operating history; expectations regarding revenue, expenses and operations; the Company having sufficient working capital and ability to secure additional funding necessary for the exploration of the Company’s property interests; expectations regarding the potential mineralization, geological merit and economic feasibility of the Company’s projects; expectations regarding drill programs and the potential impacts successful drill programs could have on the life of the mine and the Company; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration and exploitation permits and other third-party approvals; government regulation of mineral exploration and development operations; expectations regarding any social or local community issues that may affect planned or future exploration and development programs; expectations surrounding global economic trends and technological advancements; and key personnel continuing their employment with the Company.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include: limited operating history; high risk of business failure; limited resources and competition; negative cash flow from operations and the uncertainty of additional funding; no dividends; risks related to possible fluctuations in revenues and results; insurance and uninsured risks; litigation; reliance on management and key personnel; conflicts of interest; access to supplies and materials; dangers of mineral exploration and related liability and damages; risks relating to health and safety; government regulation and legal uncertainties; the company’s exploration and development properties may not be successful and are highly speculative in nature; dependence on outside parties; title to some of the Company’s mineral properties may be challenged or defective; Indigenous title and land claims; obtaining and renewing licenses and permits; environmental and other regulatory risks; risks relating to climate change; risks related to infrastructure; land reclamation requirements may be burdensome; fluctuation in commodity and materials prices; dilution; future sales by existing shareholders could cause the Company’s share price to fall; fluctuation and volatility in stock exchange prices; contagious disease and geopolitical risks; and risks related to market demands. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant.

These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Annual report on Form 20-F dated July 8, 2024 and Management Discussion and Analysis dated October 21, 2024 which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.